SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2021

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes ☐                       No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                       No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended June 30, 2021

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of United Kingdom and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. References to “CIS” are to the Commonwealth of Independent States. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.74.33, as published by Federal Reserve Board of Governors on June 30, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

2

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	our business and operations in general, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; manufacturing or quality control protocols; interruptions in our supply chain, including due to potential effects of the COVID-19 pandemic on our operations and business in geographic locations impacted by the pandemic and on the business operations of our customers and suppliers; our ability to successfully execute and maintain the activities and efforts related to the measures we have taken or may take in response to the COVID-19 pandemic and associated costs therewith; challenges associated with conducting business globally, including adverse effects of the COVID-19 pandemic; costs resulting from the extensive governmental regulation to which we are subject or delays in governmental processing time due to modified government operations due to the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic; disruptions of information technology systems; and our ability to successfully compete in the marketplace;

•	compliance matters including U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties, which risks include without limitation the following: We work with third-party distributors and other agents for the marketing and distribution of our products and, although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial condition or results of operations; and

•	those discussed in the sections entitled “risk factors” in our most recent Annual Report on Form 20-F for the year ended March 31, 2021 and “operating and financial review and prospects” and elsewhere in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2021 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

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4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2021		June 30, 2021		March 31, 2021
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	110	Rs.	8,168	Rs.	14,829
Other investments	5		274		20,331		19,744
Trade and other receivables	6		821		61,022		49,641
Inventories	7		683		50,771		45,412
Derivative financial instruments			10		780		1,218
Tax assets			34		2,507		2,745
Other current assets			202		15,042		14,509
Total current assets before assets held for sale		U.S.$	2,134	Rs.	158,621	Rs.	148,098
Assets held for sale			2		155		151
Total current assets		U.S.$	2,136	Rs.	158,776	Rs.	148,249
Non-current assets
Property, plant and equipment	8	U.S.$	789	Rs.	58,636	Rs.	57,111
Goodwill	9		62		4,615		4,568
Other intangible assets	10		473		35,131		35,648
Trade and other receivables	6		2		126		118
Investment in equity accounted investees			49		3,639		3,375
Other investments	5		79		5,857		4,958
Deferred tax assets			142		10,592		10,630
Other non-current assets			11		842		834
Total non-current assets		U.S.$	1,607	Rs.	119,438	Rs.	117,242
Total assets		U.S.$	3,743	Rs.	278,214	Rs.	265,491
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	385	Rs.	28,607	Rs.	23,744
Short-term borrowings	11		354		26,299		23,136
Long-term borrowings, current portion	11		12		908		864
Provisions			47		3,478		3,435
Tax liabilities			18		1,361		1,389
Derivative financial instruments			7		504		326
Bank overdraft			-		-		9
Other current liabilities			409		30,368		30,488
Total current liabilities		U.S.$	1,231	Rs.	91,525	Rs.	83,391
Non-current liabilities
Long-term borrowings	11	U.S.$	83	Rs.	6,166	Rs.	6,299
Deferred tax liabilities			1		67		338
Provisions			1		59		58
Other non-current liabilities			31		2,283		2,343
Total non-current liabilities		U.S.$	115	Rs.	8,575	Rs.	9,038
Total liabilities		U.S.$	1,347	Rs.	100,100	Rs.	92,429
Equity
Share capital	12	U.S.$	11	Rs.	832	Rs.	832
Treasury shares	12		(24)		(1,816)		(1,967)
Share premium			122		9,087		8,887
Share-based payment reserve			19		1,404		1,461
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			17		1,296		1,326
Retained earnings			2,176		161,761		156,023
Other components of equity			72		5,377		6,327
Total equity		U.S.$	2,396	Rs.	178,114	Rs.	173,062
Total liabilities and equity		U.S.$	3,743	Rs.	278,214	Rs.	265,491

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2021		2021		2020
		Convenience translation (See Note 2(d))
Revenues	13	U.S.$	662	Rs.	49,194	Rs.	44,175
Cost of revenues			316		23,495		19,420
Gross profit			346		25,699		24,755
Selling, general and administrative expenses			202		15,045		12,786
Research and development expenses			61		4,534		3,980
Impairment of non-current assets			-		-		-
Other income, net	14		(7)		(487)		(118)
Total operating expenses			257		19,092		16,648
Results from operating activities (A)			89		6,607		8,107
Finance income			11		845		838
Finance expense			(3)		(193)		(233)
Finance income, net (B)	15		9		652		605
Share of profit of equity accounted investees, net of tax (C)			2		166		77
Profit before tax [(A)+(B)+(C)]			100		7,425		8,789
Tax expense	16		23		1,717		2,996
Profit for the period			U.S.$77	Rs.	5,708	Rs.	5,793
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	0.46	Rs.	34.44	Rs.	34.94
Diluted earnings per share of Rs.5/- each		U.S.$	0.46	Rs.	34.34	Rs.	34.86

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2021		2021		2020
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	77	Rs.	5,708	Rs.	5,793
Other comprehensive (loss)/income
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(17)	Rs.	(1,243)	Rs.	215
Tax impact on above items		4		293		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(13)	Rs.	(950)	Rs.	215
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	-	Rs.	(13)
Foreign currency translation adjustments		5		361		215
Effective portion of changes in fair value of cash flow hedges, net		(7)		(534)		471
Tax impact on above items		(2)		173		(156)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	-	Rs.	-	Rs.	517
Other comprehensive (loss)/income for the period, net of tax	U.S.$	(13)	Rs.	(950)	Rs.	732
Total comprehensive income for the period	U.S.$	65	Rs.	4,758	Rs.	6,525

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2021 (A)	Rs.	832		Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the period		-			-		-		-		-		-		-		-		-		-		5,708		5,708
Net change in fair value of equity instruments, net of tax benefit of Rs.293		-			-		-		-		(950)		-		-		-		-		-		-		(950)
Foreign currency translation adjustments		-			-		-		-		-		361		-		-		-		-		-		361
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.173		-			-		-		-		-		-		(361)		-		-		-		-		(361)
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(950)	Rs.	361	Rs.	(361)	Rs.	-	Rs.	-	Rs.	-	Rs.	5,708	Rs.	4,758
Issue of equity shares on exercise of options		-	*		200		151		(204)		-		-		-		-		-		-		-		147
Share-based payment expense		-			-		-		147		-		-		-		-		-		-		-		147
Total transactions (C)	Rs.	-		Rs.	200	Rs.	151	Rs.	(57)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	294
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(30)		-		30		-
Total (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(30)	Rs.	-	Rs.	30	Rs.	-
Balance as of June 30, 2021 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	9,087	Rs.	(1,816)	Rs.	1,404	Rs.	590	Rs.	5,410	Rs.	(120)	Rs.	173	Rs.	1,296	Rs.	(503)	Rs.	161,761	Rs.	178,114
Convenience translation (See note 2(d))	U.S.$	11		U.S.$	122	U.S.$	(24)	U.S.$	19	U.S.$	8	U.S.$	73	U.S.$	(2)	U.S.$	2	U.S.$	17	U.S.$	(7)	U.S.$	2,176	U.S.$	2,396

Balance as of April 1, 2020 (A)	Rs.	831		Rs.	8,495	Rs.	(1,006)	Rs.	1,223	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988
Profit for the period		-			-		-		-		-		-		-		-		-		-		5,793		5,793
Net change in fair value of equity and debt instruments		-			-		-		-		202		-		-		-		-		-		-		202
Foreign currency translation adjustments		-			-		-		-		-		215		-		-		-		-		-		215
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.156		-			-		-		-		-		-		315		-		-		-		-		315
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	202	Rs.	215	Rs.	315	Rs.	-	Rs.	-	Rs.	-	Rs.	5,793	Rs.	6,525
Issue of equity shares on exercise of options		-	*		183		66		(157)		-		-		-		-		-		-		-		92
Share-based payment expense		-			-		-		143		-		-		-		-		-		-		-		143
Total transactions (C)	Rs.	-		Rs.	183	Rs.	66	Rs.	(14)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	235
Balance as of June 30, 2020 [(A)+(B)+(C)]	Rs.	831		Rs.	8,678	Rs.	(940)	Rs.	1,219	Rs.	(2,203)	Rs.	4,558	Rs.	(248)	Rs.	173	Rs.	-	Rs.	(360)	Rs.	150,040	Rs.	161,748

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2021		2021		2020
	Convenience translation (See Note 2(d))
Cash flows (used in)/from operating activities:
Profit for the period	U.S.$	77	Rs.	5,708	Rs.	5,793
Adjustments for:
Tax expense		23		1,717		2,996
Fair value changes and profit on sale of units of mutual funds, net		(2)		(126)		(258)
Depreciation and amortization		39		2,905		3,140
Allowance for credit losses (on trade receivables and other advances)		1		87		54
(Gain)/loss on sale or de-recognition of non-current assets, net		(-*)		(29)		1
Share of profit of equity accounted investees		(2)		(166)		(77)
Foreign exchange (gain)/loss, net		(6)		(416)		620
Interest income, net		(-*)		(16)		(48)
Equity settled share-based payment expense		2		147		143
Changes in operating assets and liabilities:
Trade and other receivables		(154)		(11,479)		3,659
Inventories (Refer to Note 7 for inventory write downs)		(72)		(5,359)		(3,649)
Trade and other payables		64		4,787		2,403
Other assets and other liabilities, net		(-*)		(22)		(2,980)
Cash (used in)/generated from operations		(30)		(2,262)		11,797
Income tax paid, net		(16)		(1,186)		(884)
Net cash (used in)/from operating activities	U.S.$	(46)	Rs.	(3,448)	Rs.	10,913
Cash flows used in investing activities:
Expenditures on property, plant and equipment		(43)		(3,200)		(1,499)
Proceeds from sale of property, plant and equipment		1		47		3
Expenditures on other intangible assets		(2)		(137)		(392)
Payment for acquisition of business (Refer to Note 24 for details)		-		-		(14,990)
Purchase of other investments		(249)		(18,524)		(34,024)
Proceeds from sale of other investments		215		15,957		34,672
Interest received		3		250		506
Net cash used in investing activities	U.S.$	(75)	Rs.	(5,607)	Rs.	(15,724)
Cash flows from financing activities:
Proceeds from issuance of equity shares (including treasury shares)		2		147		92
Proceeds from short-term borrowings		36		2,662		5,617
Proceeds from long-term borrowings		-		-		3,800
Repayment of long-term borrowings		-		-		(1,897)
Payment of principal portion of lease liabilities		(3)		(206)		(148)
Interest paid		(5)		(342)		(283)
Net cash from financing activities	U.S.$	30	Rs.	2,261	Rs.	7,181
Net (decrease)/increase in cash and cash equivalents		(91)		(6,794)		2,370
Effect of exchange rate changes on cash and cash equivalents		2		142		68
Cash and cash equivalents at the beginning of the period		199		14,820		1,962
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	110	Rs.	8,168	Rs.	4,400

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These interim financial statements were authorized for issuance by the Company’s Board of Directors on July 27, 2021.

b) Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2021 contained in the Company’s Annual Report on Form 20-F.

Several amendments and interpretations apply for the first time in the fiscal year ending March 31, 2022, but do not have an impact on these interim financial statements.

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method;
•	assets held for sale are measured at fair value;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value; and
•	right-of-use assets and lease liabilities are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2021 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.74.33, as published by the Federal Reserve Board of Governors on June 30, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2021.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Proprietary Products; and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited (“ADTL”), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the three months ended June 30, 2021										For the three months ended June 30, 2020
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	41,113	Rs.	7,540	Rs.	59	Rs.	482	Rs.	49,194	Rs.	35,075	Rs.	8,553	Rs.	56	Rs.	491	Rs.	44,175
Gross profit	Rs.	23,719	Rs.	1,630	Rs.	45	Rs.	305	Rs.	25,699	Rs.	21,526	Rs.	2,856	Rs.	56	Rs.	317	Rs.	24,755
Selling, general and administrative expenses										15,045										12,786
Research and development expenses										4,534										3,980
Impairment of non-current assets										-										-
Other income, net										(487)										(118)
Results from operating activities									Rs.	6,607									Rs.	8,107
Finance income, net										652										605
Share of profit of equity accounted investees, net of tax										166										77
Profit before tax									Rs.	7,425									Rs.	8,789
Tax expense										1,717										2,996
Profit for the period									Rs.	5,708									Rs.	5,793

(1)	Revenues for the three months ended June 30, 2021 and 2020 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,322 and Rs.1,537, respectively.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2021		2020
India	Rs.	11,138	Rs.	7,045
United States		18,639		18,294
Russia		3,527		3,272
Others(1)		15,890		15,564
	Rs.	49,194	Rs.	44,175

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2021		March 31, 2021
Cash on hand	Rs.	1	Rs.	1
Balances with banks		7,807		14,324
Term deposits with banks (original maturities less than 3 months)		360		504
Cash and cash equivalents in the statements of financial position	Rs.	8,168	Rs.	14,829
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	84	Rs.	106
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 24 for details)		40		40
Other restricted cash balances		99		82

	As of
	June 30, 2021		June 30, 2020
Cash and cash equivalents in the statements of cash flow	Rs.	8,168	Rs.	4,400

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of June 30, 2021 and March 31, 2021 are as follows:

	As of June 30, 2021						As of March 31, 2021
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)
Current portion
In units of mutual funds	Rs.	14,493	Rs.	95	Rs.	14,588	Rs.	13,197	Rs.	66	Rs.	13,263
In bonds		522		-		522		522		-		522
Term deposits with banks		5,221		-		5,221		5,959		-		5,959
	Rs.	20,236	Rs.	95	Rs.	20,331	Rs.	19,678	Rs.	66	Rs.	19,744
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	589	Rs.	3,290	Rs.	2,701	Rs.	1,832	Rs.	4,533
In limited liability partnership firm		400		-		400		400		-		400
Term deposits with banks		2,142		-		2,142		-		-		-
Others		25		-		25		25		-		25
	Rs.	5,268	Rs.	589	Rs.	5,857	Rs.	3,126	Rs.	1,832	Rs.	4,958

(1)	Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 34 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021.

(2)	Interest accrued but not due on bonds and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, term deposits with banks and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm interests	Fair value through profit and loss

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Trade and other receivables

	As of
	June 30, 2021		March 31, 2021
Current
Trade and other receivables, gross	Rs.	62,430	Rs.	50,937
Less: Allowance for credit losses		(1,408)		(1,296)
Trade and other receivables, net	Rs.	61,022	Rs.	49,641
Non-current
Trade and other receivables, gross(1)	Rs.	126	Rs.	118
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	126	Rs.	118

(1)	Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

Pursuant to an arrangement with a bank, the Company sells to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are generally lower than the total net amount of trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same are derecognized in the statements of financial position. As on June 30, 2021 and March 31, 2021, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.1,045 and Rs.9,254, respectively.

7. Inventories

Inventories consist of the following:

	As of
	June 30, 2021		March 31, 2021
Raw materials	Rs.	13,644	Rs.	12,287
Work-in-progress		10,535		10,009
Finished goods (includes stock-in-trade)		23,157		19,829
Packing materials, stores and spares		3,435		3,287
	Rs.	50,771	Rs.	45,412

Details of inventories recognized in the interim income statement are as follows:

	For the three months ended June 30,
	2021		2020
Raw materials, consumables and changes in finished goods and work in progress	Rs.	15,994	Rs.	12,043
Inventory write-downs		1,027		1,153

8. Property, plant and equipment

	For the three months ended June 30,				For the year ended March 31,
	2021		2020		2021
Opening balance	Rs.	57,111	Rs.	52,332	Rs.	52,332
Cost of assets acquired during the period(1)		3,329		3,537		13,159
Assets acquired through business combinations(2)		-		373		373
Net book value of assets disposed of during the period		(43)		(10)		(140)
Net book value of assets held for sale		-		-		(151)
Depreciation expense		(1,973)		(2,120)		(8,527)
Impairment loss		-		-		(46)
Effect of changes in foreign exchange rates		212		71		111
Closing balance	Rs.	58,636	Rs.	54,183	Rs.	57,111

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Property, plant and equipment (continued)

(1)	Additions for the three months ended June 30, 2020 and the year ended March 31, 2021 include recognition of a right-of-use asset of Rs.1,852 relating to a warehousing services agreement in the United States.

(2)	Refer to Note 24 of these interim financial statements for further details.

Capital commitments

As of June 30, 2021 and March 31, 2021, the Company was committed to spend Rs.10,800 and Rs.9,841, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9. Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of June 30, 2021 and March 31, 2021:

	As of
	June 30, 2021		March 31, 2021
Opening balance, gross	Rs.	20,852	Rs.	20,278
Goodwill arising on business combinations(1)		-		530
Effect of changes in foreign exchange rates		47		44
Impairment loss(2)		(16,284)		(16,284)
Closing balance	Rs.	4,615	Rs.	4,568

(1)	Refer to Note 24 of these interim financial statements for further details.

(2)	The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

10. Other intangible assets

	For the three months ended June 30,				For the year ended March 31,
	2021		2020		2021
Opening balance	Rs.	35,648	Rs.	27,659	Rs.	27,659
Cost of assets acquired during the period(1)(2)		191		398		6,411
Assets acquired through business combinations(3)		-		14,141		14,888
Net book value of assets disposed of during the period		(1)		-		-
Amortization expense		(932)		(1,020)		(4,269)
Impairment loss(4)		-		-		(8,542)
Effect of changes in foreign exchange rates		225		(4)		(499)
Closing balance	Rs.	35,131	Rs.	41,174	Rs.	35,648

(1)	During the year ended March 31, 2021, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four “Emerging Markets” countries. The acquired brands represent two products, (a) a mometasone mono product and (b) a combination of mometasone with azelastine, and are indicated for the treatment of seasonal and perennial allergic rhinitis. The total consideration paid was Rs.1,516. Following the principles of IAS 38, “Intangible Assets”, the Company recognized the acquired brands at their acquisition cost. The acquisition pertains to the Company’s Global Generics segment.

(2)	During the year ended March 31, 2021, the additions include Rs.3,291 representing the expenditure for the purchase of intellectual property rights relating to Xeglyze® forming part of the Company’s Proprietary Products segment.

(3)	Refer to Note 24 of these interim financial statements for further details.

(4)	Total impairment loss for the year ended March 31, 2021 was Rs.8,542, of which Rs.3,291 was attributable to impairment of Xeglyze® forming part of Company’s Proprietary Products segment , Rs.3,180 was attributable to impairment of gNuvaring forming part of the Company’s Global Generics segment and the balance of Rs.2,071 was attributable to other product related intangibles forming part of the Company’s Global Generics segment.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Other intangible assets (continued)

Details of significant separately acquired intangible assets as of June 30, 2021 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	14,041
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		4,443
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc.		4,144
Various ANDAs	Teva and an affiliate of Allergan		3,867
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,887
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,462
Habitrol® brand	Novartis Consumer Health Inc.		1,155

11. Loans and borrowings

Short-term borrowings

Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico, Ukraine, Switzerland, the United States and South Africa which are repayable within 6 to 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	June 30, 2021		March 31, 2021
Pre-shipment credit	Rs.	13,950	Rs.	10,300
Other working capital borrowings		12,349		12,836
	Rs.	26,299	Rs.	23,136

The interest rate profile of short-term borrowings from banks is given below:

	As of
	June 30, 2021		March 31, 2021
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	3 Months T-bill +25 bps to 30 bps	INR	3 Months T-bill + 30 bps
	-	-	INR	5.75%
Other working capital borrowings	U.S.$	(2.20)% to (1.80)%(3)	U.S.$	(2.20)% to (1.80)% (3)
	RUB	3.00% to 3.40% and 6 Months MosPrime + 65 bps	RUB	3.00% to 3.40% and 5.55%
	MXN	TIIE + 1.20%	MXN	TIIE + 1.20%
	INR	4.00% and 5.65%	INR	4.00%
	BRL	CDI + 1.79%	BRL	4.00%
	UAH	6.00%	UAH	4.75%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.

(2)	“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury Bill interest rate, “MosPrime” means Moscow Prime Offered rate and “CDI” means the Certificado de Depósito Interbancário (a daily average of overnight interbank loans, which is used as an investment benchmark in the Brazilian financial system).

(3)	Against some of its intra-group receivables denominated in U.S.$, the parent company obtained post-shipment credits from banks at an interest rate equal to the INR interest rate discounted by the U.S.$/INR forward premium, resulting in a negative U.S.$ interest rate.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11. Loans and borrowings (continued)

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2021				March 31, 2021
	Non – Current		Current		Non – Current		Current
Non-convertible debentures by the APSL subsidiary(1)	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Obligations under leases(2)		2,366		908		2,499		864
	Rs.	6,166	Rs.	908	Rs.	6,299	Rs.	864

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

(2)	Additions for the year ended March 31, 2021 include lease liability of Rs.1,878 relating to a warehousing services agreement in the United States.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of June 30, 2021 and March 31, 2021 were as follows:

	As of
	June 30, 2021		March 31, 2021
	Currency(1)	Interest Rate	Currency(1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.36,216 and Rs.38,766 as of June 30, 2021 and March 31, 2021, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

12. Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2021 and June 30, 2020:

	As of
	June 30, 2021				June 30, 2020
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,301,231	Rs.	832		166,172,082	Rs.	831
Add: Equity shares issued pursuant to employee stock option plans(1)	58,903		-	*	60,434		-	*
Closing number of equity shares/share capital	166,360,134	Rs.	832		166,232,516	Rs.	831
Treasury shares(2)	531,421	Rs.	1,816		370,200	Rs.	940

* Rounded off to nearest million.

(1)	During the three months ended June 30, 2021 and 2020, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Share capital (continued)

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the three months ended June 30, 2021 and 2020, an aggregate of 43,780 and 25,750 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of June 30, 2021 and March 31, 2021, the ESOS Trust had outstanding 531,421 and 575,201 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,816 and Rs.1,967, respectively.

13. Revenue from contracts with customers

	For the three months ended June 30,
	2021		2020
Sales	Rs.	48,262	Rs.	43,244
Service income		704		651
License fees		228		280
	Rs.	49,194	Rs.	44,175

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2021		2020
India	Rs.	11,138	Rs.	7,045
United States		18,639		18,294
Russia		3,527		3,272
Others(1)		15,890		15,564
	Rs.	49,194	Rs.	44,175

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

Refund liabilities on account of sales returns amounting to Rs.2,851 and Rs.2,824 as of June 30, 2021 and March 31, 2021, respectively, have been included in provisions forming part of current liabilities.

14. Other income, net

Other income, net consists of the following:

	For the three months ended June 30,
	2021		2020
(Gain)/loss on sale/disposal of non-current assets, net	Rs.	(29)	Rs.	1
Sale of spent chemicals		(76)		(53)
Scrap sales		(48)		(21)
Miscellaneous income, net		(334)		(45)
	Rs.	(487)	Rs.	(118)

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15. Finance income, net

Finance income, net consists of the following:

	For the three months ended June 30,
	2021		2020
Interest income	Rs.	209	Rs.	281
Fair value changes and profit on sale of units of mutual funds, net		126		258
Foreign exchange gain		510		299
Finance income (A)	Rs.	845	Rs.	838
Interest expense		(193)		(233)
Finance expense (B)	Rs.	(193)	Rs.	(233)
Finance income, net [(A)+(B)]	Rs.	652	Rs.	605

16. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the three months ended June 30,
	2021		2020
Weighted average tax rate		23.12%		34.09%
Tax expense	Rs.	1,717	Rs.	2,996
Tax (benefit)/expense recognised directly in the equity	Rs.	(466)	Rs.	156

The effective rate of tax for the three months ended June 30, 2021 was lower as compared to the three months ended June 30, 2020, primarily on account of the changes in the Company’s jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits from lower tax jurisdictions and decrease in the proportion of the Company’s profits from higher tax jurisdictions) for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020.

Tax (benefits)/expenses recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

17.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2021 and 2020:

Depreciation	For the three months ended June 30,
	2021		2020
Cost of revenues	Rs.	1,351	Rs.	1,534
Selling, general and administrative expenses		369		346
Research and development expenses		253		240
	Rs.	1,973	Rs.	2,120

Amortization	For the three months ended June 30,
	2021		2020
Cost of revenues	Rs.	-	Rs.	-
Selling, general and administrative expenses		925		995
Research and development expenses		7		25
	Rs.	932	Rs.	1,020

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Nature of expense (continued)

Employee benefits	For the three months ended June 30,
	2021		2020
Cost of revenues	Rs.	2,902	Rs.	2,792
Selling, general and administrative expenses		5,433		4,759
Research and development expenses		1,129		1,173
	Rs.	9,464	Rs.	8,724

18. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.650 and Rs.631 as of June 30, 2021 and March 31, 2021, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,027 and Rs.1,130 as of June 30, 2021 and March 31, 2021, respectively.

19. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2019 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2019 (the “DRL 2019 Plan”) each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the three months ended June 30, 2021 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	68,808	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	55,884	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	5,144	Rs.	5,301.00	1 to 4 years	5 years
DRL 2018 Plan	8,700	Rs.	5,301.00	1 to 4 years	5 years

The above grants were made on May 13, 2021.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans (continued)

The terms and conditions of the grants made during the three months ended June 30, 2020 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	88,848	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	52,316	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	96,080	Rs.	3,679.00	1 to 4 years	5 years
DRL 2018 Plan	150,740	Rs.	3,679.00	1 to 4 years	5 years

The above grants were made on May 19, 2020.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 13, 2021		May 13, 2021		May 19, 2020		May 19, 2020
Expected volatility		29.38%		30.02%		29.12%		30.47%
Exercise price	Rs.	5,301.00	Rs.	5.00	Rs.	3,679.00	Rs.	5.00
Option life		5.0 Years		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		5.70%		4.64%		5.67%		4.62%
Expected dividends		0.47%		0.47%		0.68%		0.68%
Grant date share price	Rs.	5,301.00	Rs.	5,301.00	Rs.	3,700.00	Rs.	3,700.00

Share-based payment expense

	For the three months ended June 30,
	2021		2020
Equity settled share-based payment expense(1)	Rs.	147	Rs.	143
Cash settled share-based payment expense(2)		77		51
	Rs.	224	Rs.	194

(1)	As of June 30, 2021 and 2020, there was Rs.1,076 and Rs.1,154, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.16 years and 2.30 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of June 30, 2021 and 2020, there was Rs.247 and Rs.94, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.15 years and 1.90 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Private Limited for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Related parties (continued)

•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the three months ended June 30,
	2021			2020
Research and development services received	Rs.	26		Rs.	27
Sale of goods		8			-
Lease rentals received		-	*		-	*
Lease rentals paid		10			9
Catering expenses paid		67			72
Hotel expenses paid		4			4
Facility management services paid		9			9
Purchase of solar power		34			34
Civil works		17			2
Professional consultancy services paid		22			-	*
Contributions towards social development		128			58
Salaries to relatives of key management personnel		4			3

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	June 30, 2021		March 31, 2021
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		76		72

The Company had the following amounts due to related parties as of the following dates:

	As of
	June 30, 2021		March 31, 2021
Due to related parties	Rs.	37	Rs.	93

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended June 30,
	2021		2020
Salaries and other benefits	Rs.	165	Rs.	196
Contributions to defined contribution plans		8		8
Commission to directors		94		85
Share-based payments expense		53		54
	Rs.	320	Rs.	343

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of June 30, 2021 and March 31, 2021 were as follows:

	As of June 30, 2021				As of March 31, 2021
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	8,168	Rs.	8,168	Rs.	14,829	Rs.	14,829
Other investments(1)		26,188		26,188		24,702		24,702
Trade and other receivables		61,148		61,148		49,759		49,759
Derivative financial assets		780		780		1,218		1,218
Other assets(2)		2,591		2,591		2,626		2,626
Total	Rs.	98,875	Rs.	98,875	Rs.	93,134	Rs.	93,134
Liabilities:
Trade and other payables	Rs.	28,607	Rs.	28,607	Rs.	23,744	Rs.	23,744
Derivative financial liabilities		504		504		326		326
Long-term borrowings		7,074		7,074		7,163		7,163
Short-term borrowings		26,299		26,299		23,136		23,136
Bank overdraft		-		-		9		9
Other liabilities and provisions(3)		24,644		24,644		23,233		23,233
Total	Rs.	87,128	Rs.	87,128	Rs.	77,611	Rs.	77,611

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.13,293 and Rs.12,717 as of June 30, 2021 and March 31, 2021, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.11,544 and Rs.13,091 as of June 30, 2021 and March 31, 2021, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2021:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	14,588	Rs.	-	Rs.	-	Rs.	14,588
FVTPL - Financial asset - Investment in limited liability partnership firm interests		-		-		400		400
FVTPL - Financial asset - Investments in equity securities		-		-		1		1
FVTOCI - Financial asset - Investments in equity securities		3,289		-		-		3,289
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		276		-		276

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2021:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,263	Rs.	-	Rs.	-	Rs.	13,263
FVTPL - Financial asset - Investment in limited liability partnership firm interests		-		-		400		400
FVTPL - Financial asset - Investments in equity securities		-		-		1		1
FVTOCI - Financial asset - Investments in equity securities		4,532		-		-		4,532
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		892		-		892
FVTPL- Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 24 for details)		-		-		420		420

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As of June 30, 2021 and March 31, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, South African rands, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds and market linked debentures, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the three months ended June 30,
	2021		2020
Net loss recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	(539)	Rs.	(496)
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		(534)		471
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		70		(144)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.133 as of June 30, 2021, as compared to a gain of Rs.401 as of March 31, 2021.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 33 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2021 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Other product and patent related matters

Ranitidine Recall and Litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately.

Individual federal court personal injury lawsuits, as well as various class actions, have been transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 250 lawsuits pending in the MDL-2924. A census registry established in the MDL-2924 includes tens of thousands of claimants who have not filed complaints but are presenting claims for consideration in the MDL-2924 against the many pharmaceutical manufacturers, distributors and retailers which are defendants in the MDL-2924. The MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice and has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in the MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs have filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. The briefings and arguments as to the latest round of motions to dismiss were completed and on July 8, 2021, the MDL court granted the Company’s and the other generic manufacturers’ motions to dismiss with prejudice. Plaintiffs have the right to appeal these dismissals.

There are three ranitidine-related actions currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021, and a briefing schedule has been entered pursuant to which the defendants will move to dismiss the case.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to the MDL-2924 and subsequently was remanded to the Circuit Court of Maryland by the MDL-2924 Court. The City of Baltimore intends to file an amended complaint and the defendants will then move to dismiss the case.

In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants have filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted all such demurrers without leave to amend the pleadings. The People of California have the right to appeal this decision.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements of the Company.

Internal Investigation

The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On July 6, 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company is in the process of responding to the same. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of the Company’s subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. On or about June 23, 2021, the Texas AG contacted the Company’s counsel to request additional information related to the Texas AG’s investigation for the time-period of October 1, 2003 through February 29, 2012. The Company continues to cooperate with this investigation.

23. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the “Scheme”) of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

During year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the said Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited (continued)

The hearings on the petition took place on April 20, 2021, and the Hon’ble NCLT reserved the issuance of an order pending its review and further analysis of the matter.

24. Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company entered into a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended March 31, 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there was a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration would be up to Rs.18,500, to be paid as per the following terms:

a)	an amount of Rs.14,830 to be paid on the date of closing;
b)	an amount of Rs.670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;
c)	an amount of Rs.3,000 (the “Holdback Amount”) which shall be released as follows:
•	If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company’s pharmaceutical portfolio and products in the Indian market.

The transaction was completed on June 10, 2020.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

As of June 30, 2020, the purchase price allocation was preliminary.

During the three months ended September 30, 2020, the Company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	Rs.	14,990
Payment through Escrow account		564
Contingent consideration (Holdback Amount)		561
Total consideration	Rs.	16,115
Assets acquired
Goodwill	Rs.	530
Property, plant and equipment		373
Product related intangibles		14,888
Inventories		466
Other assets		245
Liabilities assumed
Employee benefits (Gratuity-Rs.70 and Compensated absences- Rs.75)		(145)
Refund liability		(242)
Total net assets	Rs.	16,115

The total goodwill of Rs.530 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired and has been assigned to the Company’s Global Generics segment. The entire amount of goodwill is not deductible for tax purposes.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Business Transfer Agreement with Wockhardt Limited (continued)

Acquisition related costs amounted to Rs.60 and were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the consolidated income statements for the year ended March 31, 2021. The amount of revenues included in the consolidated income statements for the three months ended June 30, 2020 and for the year ended March 31, 2021 pertaining to the acquired business since June 10, 2020 was Rs.171 and Rs.3,887, respectively.

The fair value of the contingent consideration of Rs.561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast. During the three months ended March 31, 2021, the Company, after taking into account the revenue of the products until twelve months post-closing, re-measured the contingent consideration to Rs.420. Further, after considering the actual revenues for the twelve months period post-closing and corresponding changes, during the three months ended June 30, 2021, the Company re-measured the contingent consideration to Rs.330.

During the three months ended June 30, 2021, the parties entered into an amendment agreement for the transfer of Goods and Services Tax credit (“GST credit”) from Wockhardt to the Company, so that the Company can avail and utilize the GST credit immediately upon the transfer.

25. Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

26. The Code on Social Security, 2020

India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

27. Update on the Inspection of facilities from the U.S. FDA

Tabulated below are the details of the U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. The Company responded to the observations and awaiting for the Establishment Inspection Report (“EIR”).
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. No EIR will be issued but Remote Record Review Summary will be issued in six months from the date of inspection.

28. Subsequent events

None

29

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021 which is on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Three months ended June 30, 2021 compared to the three months ended June 30, 2020

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2021			2020
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	49,194	100.0%	Rs.	44,175	100.0%	11%
Gross profit		25,699	52.2%		24,755	56.0%	4%
Selling, general and administrative expenses		15,045	30.6%		12,786	28.9%	18%
Research and development expenses		4,534	9.2%		3,980	9.0%	14%
Impairment of non-current assets		-	0.0%		-	0.0%	0%
Other income, net		(487)	(1.0%)		(118)	(0.3%)	313%
Results from operating activities		6,607	13.4%		8,107	18.4%	(19)%
Finance income, net		652	1.3%		605	1.4%	8%
Share of profit of equity accounted investees, net of tax		166	0.3%		77	0.2%	116%
Profit before tax		7,425	15.1%		8,789	19.9%	(16)%
Tax expense		1,717	3.5%		2,996	6.8%	(43)%
Profit for the period	Rs.	5,708	11.6%	Rs.	5,793	13.1%	(1)%

Revenues

Our overall consolidated revenues were Rs.49,194 million for the three months ended June 30, 2021, an increase of 11% as compared to Rs.44,175 million for the three months ended June 30, 2020.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2021			2020
	Rs. in millions		Revenues % of Total	Rs. In millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	41,113	84%	Rs.	35,075	80%	17%
Pharmaceutical Services and Active Ingredients		7,540	15%		8,553	19%	(12)%
Proprietary Products		59	0%		56	0%	5%
Others		482	1%		491	1%	(2)%
Total	Rs.	49,194	100%	Rs.	44,175	100%	11%

30

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.41,113 million for the three months ended June 30, 2021, an increase of 17% as compared to Rs.35,075 million for the three months ended June 30, 2020. The revenue increase was in all of the four business geographies of this segment: North America (the United States and Canada), Europe, India, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 17% resulting from new products launched during the period;

•	an increase of approximately 10% resulting from a net increase in the sales volumes of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 10% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.17,390 million for the three months ended June 30, 2021, an increase of 1% as compared to Rs.17,282 million for the three months ended June 30, 2020. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 2% in the three months ended June 30, 2021 as compared to the three months ended June 30, 2020.

This increase in revenues was largely attributable to new product launches between July 1, 2020 and June 30, 2021 (such as ciprofloxacin dexamethasone otic suspension, icosapent ethyl capsules, sapropterin dihydrochloride tablets and powder, ertapenem injection) and an increase in volumes of certain of our existing products, all of which was partly offset by price erosion in certain of our existing products.

During the three months ended June 30, 2021, we launched four new products in the United States. These are sapropterin dihydrochloride powder for oral solution, albendazole tablets, ertapenem injection and icosapent ethyl capsules. We also launched two new products in Canada.

During the three months ended June 30, 2021, we made two new ANDA filing with the U.S. FDA. As of June 30, 2021, we had 93 filings pending approval with the U.S. FDA, which includes 90 ANDAs and three NDAs filed under section 505(b)(2). Out of these 93 filings, 47 are Paragraph IV filings and we believe we are the first to file with respect to 24 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France and Spain. Such revenues were Rs.3,994 million for the three months ended June 30, 2021, an increase of 12% as compared to Rs 3,551 million for the three months ended June 30, 2020. This increase was primarily on account of new products launched between July 1, 2020 and June 30, 2021 and an increase in volumes of our existing products, partly offset by a decrease in prices of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2021 were Rs.10,600 million, an increase of 69% as compared to Rs.6,260 million for the three months ended June 30, 2020. This growth was attributable to an increase in sales volumes and sales prices of our existing products and revenues from new products launched between July 1, 2020 and June 30, 2021. During the three months ended June 30, 2021, we launched six new brands in India.

31

According to IQVIA in its report for the three months ended June 30, 2021, our secondary sales in India grew by 60.5% during such period, as compared to the India pharmaceutical market’s growth of 39.2%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended June 30, 2021 were Rs.9,129 million, an increase of 14% as compared to Rs.7,982 million for the three months ended June 30, 2020.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2021 were Rs.3,527 million, an increase of 8% as compared to Rs.3,272 million for the three months ended June 30, 2020. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 14%. The increase in revenues was primarily on account of an increase in sales prices and sales volumes of our existing products and contribution from new products launched between July 1, 2020 and June 30, 2021. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2021 were 49% of our total revenues from Russia.

According to IQVIA, as per its report for the two months ended May 31, 2021, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the two months ended May 31, 2021
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	8.8%	8.1%	12.9%	2.4%
Over-the-counter (OTC)	10.4%	8.9%	3.3%	(9.7)%
Total (Rx + OTC)	9.6%	8.4%	8.1%	(5.7)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,438 million for the three months ended June 30, 2021, an increase of 4% as compared to Rs.1,388 million for the three months ended June 30, 2020. This increase was largely attributable to additional revenues from new products launched between July 1, 2020 and June 30, 2021, partially offset by a reduction in the prices and decrease in sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,163 million for the three months ended June 30, 2021, an increase of 25% as compared to Rs.3.322 million for the three months ended June 30, 2020. This increase was largely attributable to additional revenues from new products launched between July 1, 2020 and June 30, 2021, partially offset by a reduction in the prices and decrease in sales volumes of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2021 were Rs.7,540 million, a decrease of 12% as compared to Rs.8,553 million for the three months ended June 30, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was attributable to a decrease in sales volumes and prices of our existing products, partially offset by new products launched between July 1, 2020 and June 30, 2021.

During the three months ended June 30, 2021, we filed 30 Drug Master Files (“DMFs”) across the world.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.59 million for the three months ended June 30, 2021, an increase of 5% as compared to Rs.56 million for the three months ended June 30, 2020.

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Gross Profit

Our total gross profit was Rs.25,699 million for the three months ended June 30, 2021, representing 52.2% of our revenues for that period, as compared to Rs.24,755 million for the three months ended June 30, 2020, representing 56.0% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2021			2020
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	23,719	57.7%	Rs.	21,526	61.4%
Pharmaceutical Services and Active Ingredients (“PSAI”)		1,630	21.6%		2,856	33.4%
Proprietary Products		45	76.3%		56	100.0%
Others		305	63.3%		317	64.6%
Total	Rs.	25,699	52.2%	Rs.	24,755	56.0%

The gross profit from our Global Generics segment decreased to 57.7% for the three months ended June 30, 2021 from 61.4% for the three months ended June 30, 2020. This decrease was on account of a reduction in the proportion of sales of certain products with higher gross margins, lower export benefits (i.e., tax benefits applicable to exports) and price erosion in certain of our products, primarily in the United States, Europe, Brazil and Romania. This decrease was partially offset by a lower rate of increase in manufacturing overhead costs as compared to sales.

The gross profits from our PSAI segment decreased to 21.6% for the three months ended June 30, 2021 from 33.4% for the three months ended June 30, 2020. This decrease was primarily on account of price erosion in certain of our products, changes in our existing product mix (i.e., a decrease in the proportion of sales of products with higher gross margins and an increase in the proportion of sales of products with lower gross margins), a higher rate of increase in manufacturing overhead costs as compared to sales and lower export benefits (i.e., tax benefits applicable to exports).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.15,045 million for the three months ended June 30, 2021, an increase of 18% as compared to Rs.12,786 million for the three months ended June 30, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 10% increase due to higher selling and advertisement expenses;

•	a 5% increase due to higher personnel costs, primarily on account of annual raises and an increase in personnel due to integration of the business acquired from Wockhardt Limited;

•	a 5% increase due to higher spending on other costs, including legal and professional fees;

•	the foregoing was partially offset by a 2% decrease due to reduced freight outward expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 30.6% for the three months ended June 30, 2021 from 28.9% for the three months ended June 30, 2020.

Research and development expenses

Our research and development expenses were Rs.4,534 million for the three months ended June 30, 2021, an increase of 14% as compared to Rs.3,980 million for the three months ended June 30, 2020. This increase was largely on account of higher developmental expenditures on certain projects in our biosimilars and generics business, including development of COVID related molecules.

As a proportion of our total revenues, our research and development expenses was at 9.2% for the three months ended June 30, 2021, as compared to 9.0% for the three months ended June 30, 2020.

33

Other income, net

Our net other income was Rs.487 million for the three months ended June 30, 2021, as compared to net other income of Rs.118 million for the three months ended June 30, 2020. The other income was higher for the three months ended June 30, 2021 primarily on account of certain claim settlements income, as well as increased income from sales of scraps, spent chemicals and others.

Finance income, net

Our net finance income was Rs.652 million for the three months ended June 30, 2021, as compared to net finance income of Rs.605 million for the three months ended June 30, 2020. This increase in net finance income was due to the following:

•	profit on sale of investments and unrealized gains on investments recorded at fair value through profit and loss of Rs.126 million for the three months ended June 30, 2021, as compared to Rs.258 million for the three months ended June 30, 2020;

•	net interest income of Rs.16 million for the three months ended June 30, 2021, as compared to net interest income of Rs.48 million for the three months ended June 30, 2020; and

•	net foreign exchange gain of Rs.510 million for the three months ended June 30, 2021, as compared to net foreign exchange gain of Rs.299 million for the three months ended June 30, 2020.

Profit before tax

As a result of the above, our profit before tax was Rs.7,425 million for the three months ended June 30, 2021, as compared to Rs.8,789 million for the three months ended June 30, 2020.

Tax expense

Our consolidated weighted average tax rate was 23.1% for the three months ended June 30, 2021, as compared to 34.1% for the three months ended June 30, 2020.

Our effective tax rate for the three months ended June 30, 2021 was lower as compared to three months ended June 30, 2020, primarily on account of changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in the proportion of our profits from higher tax jurisdictions) for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020.

Our tax expense was Rs.1,717 million for the three months ended June 30, 2021, as compared to Rs.2,996 million for the three months ended June 30, 2020.

Profit for the period

As a result of the above, our net profit was Rs.5,708 million for the three months ended June 30, 2021, representing 11.6% of our total revenues for such period, as compared to Rs.5,793 million for the three months ended June 30, 2020, representing 13.1% of our total revenues for such period.

34

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of June 30, 2021:

	Amount (Rs. in millions)	Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.13,950	INR	3 Months T-bill +25 bps to 30 bps
Other working capital borrowings	12,349	U.S.$	(2.20)% to (1.80)%(3)
		RUB	3.00% to 3.40% and 6 Months MosPrime + 65 bps
		MXN	TIIE + 1.20%
		INR	4.00% and 5.65%
		BRL	CDI + 1.79%
		UAH	6.00%
Long-term Non-convertible debentures	3,800	INR	6.77%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals, and UAH means Ukrainian hryvnia

(2)	“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury Bill interest rate, “MosPrime” means Moscow Prime Offered rate and “CDI” means the Certificado de Depósito Interbancário (a daily average of overnight interbank loans, which is used as an investment benchmark in the Brazilian financial system).

(3)	Against some of its intra-group receivables denominated in U.S.$, the parent company obtained post-shipment credits from banks at an interest rate equal to the INR interest rate discounted by the U.S.$/INR forward premium, resulting in a negative U.S.$ interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2021		2020
	(Rs. in millions)
Net cash (used in)/from:
Operating activities	Rs.	(3,448)	Rs.	10,913
Investing activities		(5,607)		(15,724)
Financing activities		2,261		7,181
Net (decrease)/ increase in cash and cash equivalents	Rs.	(6,794)	Rs.	2,370

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.36,216 million available in credit under revolving credit facilities with banks as of June 30, 2021.

35

Cash Flows from Operating Activities

The result of operating activities was a net cash outflow of Rs.3,448 million for the three months ended June 30, 2021, as compared to a net cash inflow of Rs.10,913 million for the three months ended June 30, 2020.

The increase in net cash outflow of Rs.14,361 million was primarily due to an increase in our working capital requirements and decrease in our earnings.

Our average days’ sales outstanding (“DSO”) as of June 30, 2021, March 31, 2021 and June 30, 2020 were 106 days, 93 days and 94 days, respectively. The increase in our DSO as compared to March 31, 2021 was primarily on account of a reduction in the sale to a bank of our trade receivables in North America (Refer to Note 6 for details).

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.5,607 million and Rs.15,724 million for the three months ended June 30, 2021 and 2020, respectively. The decrease in net cash outflow was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.3,290 million for the three months ended June 30, 2021, as compared to Rs.1,888 million for the three months ended June 30, 2020;

•	net purchases of other investments of Rs.2,567 million for the three months ended June 30, 2021, as compared to net proceeds from sales of other investments of Rs.648 million for the three months ended June 30, 2020; and

•	the payment, in connection with our acquisition of certain business assets from Wockhardt Limited, of Rs.14,990 million for the three months ended June 30, 2020.

Cash Flows from Financing Activities

Our financing activities resulted in net cash inflows of Rs.2,261 million and Rs.7,181 million for the three months ended June 30, 2021 and 2020, respectively. The decrease in net cash outflow was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.2,662 million for the three months ended June 30, 2021, as compared to net proceeds from short-term and long-term borrowings of Rs.7,520 million for the three months ended June 30, 2020;

•	interest payments of Rs.342 million for the three months ended June 30, 2021, as compared to interest payments of Rs.283 million for the three months ended June 30, 2020; and

•	payments of the principal portion of lease liabilities of Rs.206 million for the three months ended June 30, 2021, as compared to payments of the principal portion of lease liabilities of Rs.148 million for the three months ended June 30, 2020.

36

ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: July 27, 2021	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

38